UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 5, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

Investor Relations Tel. +41-44-234 41 00	Media Relations Tel. +41-44-234 85 00

5 February 2013

News Release

UBS to buy back outstanding bonds in public tender offers

UBS offers to buy back certain outstanding bonds for up to approximately CHF 5 billion for cash, in line with the accelerated implementation of the strategy announced in October 2012

Zurich / Basel, 5 February 2013 – UBS AG announced today that it is making a cash tender offer in relation to certain euro and Italian lira denominated senior unsecured securities for a maximum aggregate principal amount of EUR 2.25 billion, and a cash tender offer in relation to certain US dollar denominated senior unsecured securities for a maximum aggregate principal amount of USD 2.5 billion. The offers correspond in total to approximately CHF 5 billion, based on yesterday’s exchange rates, and are subject to increase and other conditions as set out in the tender offer memoranda.

Following the announcement in October 2012 of the accelerated implementation of our strategy, we have reduced balance sheet and funding needs. We have, therefore, generated capacity within our liquidity and funding position to be able to execute these tender offers.

Our actions to prudently manage the composition of our liabilities will lower interest expense in the future. These actions could lead to a tightening of our credit spreads, and as a result, we could see significant own credit charges in the first quarter.

The tender offer period relating to euro and Italian lira denominated securities will end on 19 February 2013. The tender offer period for the US dollar denominated securities will end on 5 March 2013, with an early participation date set on 19 February 2013. The tender offer periods can be extended, re-opened, amended or terminated as provided in the tender offer memoranda.

UBS AG

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the tender offer memoranda produced in connection with the offers described therein (the “Tender Offer Memoranda” and the “Offers” respectively) do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memoranda in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memoranda come are required by each of UBS AG (the “Offeror”), UBS Limited (the “Dealer Manager”) and Lucid Issuer Services Limited (the “Tender Agent”) to inform themselves about and to observe any such restrictions.

UBS AG, News Release, 5 February 2013	Page 1 of 4

United States

The Offers for certain euro and Italian lira denominated securities (the “European Offer”) are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. The securities subject to the European Offer may not be tendered in any Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of this announcement, the Tender Offer Memorandum for the European Offer and any other documents or materials relating to the European Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of securities in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of securities made by a person located or resident in the United States, or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder participating in the European Offer will be deemed to represent that it is not located or resident in the United States and is not participating in such European Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such European Offer from the United States. For the purposes of this and the above paragraph, “United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the communication of the Tender Offer Memoranda and any other documents or materials relating to the Offers has not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offeror or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offeror.

France

The Offers are not being made, directly or indirectly, to the public in France. Neither this announcement, the Tender Offer Memoranda nor any other documents or offering materials relating to the Offers, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offers. The Tender Offer Memoranda have not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Belgium

Neither this announcement, the Tender Offer Memoranda nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Tender Offer Memoranda nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Tender Offer Memoranda have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memoranda may not be used for any other purpose or disclosed to any other person in Belgium.

UBS AG, News Release, 5 February 2013	Page 2 of 4

Italy

None of the Offers, this announcement, the Tender Offer Memoranda or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the securities located in Italy can offer the securities through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the securities or the Offers.

Switzerland

Neither this announcement, the Tender Offer Memoranda nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Offers. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax adviser with respect to the Offers.

Singapore

Neither this announcement, the Tender Offer Memoranda nor any other documents or materials relating to the Offers has been or will be registered as a prospectus with the Monetary Authority of Singapore. The Offers do not constitute a public tender offer for the purchase of notes or a public offering of securities in Singapore pursuant to Section 273(1)(e) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”). Accordingly, the Offers are not being made, and the Tender Offer Memoranda and any other documents or materials relating to the Offers are not to be circulated or distributed, whether directly or indirectly, to persons located or resident in Singapore other than to (i) an institutional investor under Section 274 of the SFA, (ii) a relevant person as defined in Section 275(1) of the SFA, or to any person as referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The People’s Republic of China

This announcement and the Tender Offer Memoranda may not be circulated or distributed in or into the People’s Republic of China (the “PRC”) and the Offers may not be made, directly or indirectly, to any resident of the PRC except to the extent consistent with the applicable laws and regulations of the PRC.

UBS AG, News Release, 5 February 2013	Page 3 of 4

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made on behalf of the Offeror by the Dealer Manager or such affiliate (as the case may be) in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each holder participating in an Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memoranda. Any tender of securities for purchase pursuant to an Offer from a holder that is unable to make these representations may be rejected. Each of the Offeror, the Dealer Manager and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of securities for purchase pursuant to an Offer, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender may be rejected.

Investor contact
Switzerland:	+41-44-234 41 00

Media contact
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

News release available at www.ubs.com/media and www.ubs.com/investors.

www.ubs.com

UBS AG, News Release, 5 February 2013	Page 4 of 4

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: February 5, 2013